December 13, 2011

Filed VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Division of Corporate Finance

Att: Ramin Olson or Lilyanna Peyser, Staff Attorneys

September 23,2011

Dear Mr. Olson or Ms. Peyser:

Re: Lion Lam Diamond Inc.,

Amendment No.7 to Registration Statement on Form S-1

Filed September 26, 2011

File No: 333-172112

In response to the Commissioner's letter dated October 18, 2011, we provide the following brief responses:

1. Our response: We have revised to disclose that we have generated $50,400 in sales revenue for the six months ended June 30, 2011 as opposed to the quarter ended June 30, 2011. Page 8.

2. Our response: We have revised to disclose that we have generated $50,400 in revenue since our inception. P.8.

3. Our response: We have revised the net tangible book value disclosed in the second paragraph to conform to net deficit as disclosed on the balance sheet as of June 30, 2011. We also revised net tangible book value per share and the pro forma net tangible book value given effect to net proceeds ( less offering expenses) we expect to receive. Page 14.

4. Our response: We have separate the footnotes so that it is clear which disclosure has been audited by our independent registered accountant which is the period from inception from December 31, 2010. The footnote data for the six months ended June 30, 2011 labeled as unaudited. ( Page 31).

5. Our response: We have revised the figures for the Statement of Operation on page F-3 and enter the correct amount of net loss is disclosed on the statement of cash flows.

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6. Our response: We have corrected the amount of net loss recorded for the period from inception through June 30, 2011.We also disclosed the correct amount of net loss is disclosed on the statement of cash flows. page F-3.

7. Our response: We have revised the changes of operating assets and liabilities as applicable so that increases in assets are show as reduction of operating cash flows.

8. Our response: We have revised the amounts in the column for the period from inception through June 30, 2011 so that the changes in cash flow represent the difference in the balances on July 14, 2010 versus June 30, 2011.

9. Our response: We have revised the Interest Expenses for each period is added back to net loss as a reconciling item. We also disclosed the interest forgiven disclosed as a supplemental non-cash item.

10. Our response: We have revised for each period presented, the net increase ( decrease ) in cash and cash equivalents plus cash at the beginning of the periods equal cash at the end of the periods.

If any further questions or comments should arise we request that the Staff attorneys contact Iris Ayeni, Esq., Tel: 832-463-0518 or Fax: 832-504-9574 or the undersigned. Please send any future staff comments to our e-mail address: davidlam135@yahoo.com.

/s/ David Lam CEO/CFO

Lion Lam Diamond Inc.,

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